COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

July 22, 2015

VIA EDGAR

Ms. Deborah O’Neal-Johnson

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust I (the “Registrant”)

Columbia Diversified Absolute Return Fund (the “Fund”)

Post-Effective Amendment No. 233

File Nos. 002-99356 /811-04367

Dear Ms. O’Neal-Johnson:

Enclosed for filing on behalf of the Registrant is Post-Effective Amendment No. 233 to the registration statement of the Registrant on Form N-1A (the “Amendment”) under Rule 485(a)(1) of the Securities Act of 1933. The purpose of the Amendment is to add Related Performance Information for the Fund, pursuant to regulations issued by the Commodity Futures Trading Commission. On June 22, 2015, the principal investment strategies of another fund (the “Other Fund”) managed by Columbia Management Investment Advisers, LLC changed and became substantially similar to those of the Fund. From the Other Fund’s commencement of operations through June 21, 2015, the Other Fund’s principal investment strategies differed from those of the Fund. In order to comply with CFTC Rule 4.12(c)(3)(i)(A), the Fund will include in its October 1, 2015 prospectus the performance of the Other Fund from June 22, 2015 through August 31, 2015 (see the section entitled More Information About the Fund – Related Performance Information).

No fees are required in connection with this filing.

If you have any questions, please contact either me at (212) 850-1703 or Kayla Sylvia at (617) 385-9539.

Sincerely,

/s/ Joseph L. D’Alessandro
Joseph L. D’Alessandro
Assistant Secretary
Columbia Funds Series Trust I